Via Facsimile and U.S. Mail
Mail Stop 6010

August 23, 2007

Mr. Mark Oleksiw
Chief Financial Officer
Draxis Health, Inc.
6870 Goreway Drive, 2nd Floor
Mississauga, Ontario L4V 1P1
Canada

> **Re:** **Draxis Health, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 000-17434**

Dear Mr. Oleksiw:

We have completed our review of your Form 20-F and have no further comments at this time.

Sincerely,

Joel N. Parker
Accounting Branch Chief